June 25, 2021

VIA EDGAR

Ms. Elena Stojic
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re: American Century ETF Trust (the “Registrant”)
File Nos. 333-221045; 811-23305

Dear Ms. Stojic:

This letter responds to your comment that we discussed on June 24, 2021, relating to Post-Effective Amendment No. 60 to the Registrant’s Registration Statement filed on April 15, 2021, for the principal purpose of adding three new series, American Century Multisector Income ETF (MUSI), American Century Emerging Markets Bond ETF (AEMB), and American Century Sustainable Growth ETF (ESGY) (each, a “Fund” and collectively, the “Funds”). For your convenience, we restate your comment prior to our response.

1.Comment: The prospectuses for MUSI and AEMB contain the sentence, “To determine whether to buy or sell a security, the portfolio managers consider, among other things, the fund requirements and standards described above, along with economic conditions, alternative investments and interest rates.” (emphasis added) Please provide greater detail about the phrase “among other things.”

Response: We have revised the sentence to strike the words, “among other things.”

If you have any questions with regard to the above responses, please contact the undersigned at Ashley_bergus@americancentury.com or (816) 340-3275.

Sincerely,

/s/ Ashley Bergus
Ashley Bergus
Assistant Secretary